UNITED STATES	[]OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number:
3235-0145
COMMISSION

Washington, D.C. 20549	Expires:
February 28, 2009

SCHEDULE 13G/A	Estimated average burden
hours per response. 10.4

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

eLong, Inc.

(Name of Issuer)

Ordinary Shares, $.01 par value

(Title of Class of Securities)

290138205

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)**
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the
Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**For Sandgrain Securities Inc. and Angelo Frank Perrone only.

CUSIP No. 290138205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Expedia Asia Pacific – Alpha Limited (formerly known as IACT Asia Pacific Limited)
No I.R.S Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Cayman Islands

	5.	Sole Voting Power
39,535

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
39,535 ordinary shares (1)

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9% (3)

12.	Type of Reporting Person (See Instructions)
00 – a limited liability company

(1) Expedia Asia Pacific - Alpha Limited (formerly known as IACT Asia Pacific Limited) is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 28,550,704 High-Vote Ordinary Shares of eLong, Inc. In addition, Expedia Asia Pacific - Alpha Limited is the record holder of an option to purchase 699,517 ordinary shares of eLong , Inc. of which options to purchase 39,535 ordinary shares are currently exercisable or, exercisable within the next 60 days. The 28,550,704 High-Vote Ordinary Shares and the vested options to purchase 39,535 ordinary shares represent approximately 94.9% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc. The High-Vote Ordinary Shares are not reportable on this Amendment (as defined below) pursuant to Sections 13(d) and (g) under the Exchange Act of 1934, as amended.

(2) Although Expedia Asia Pacific - Alpha Limited does not hold any ordinary shares of eLong, Inc., it is a party to a certain Investors Agreement dated July 23, 2004 (the “Investors Agreement”) by and among eLong, Inc. and the other parties named therein, including Expedia Asia Pacific - Alpha Limited, Billable Development, Ltd., Lawrence Auriana, Peter Lerner, Ira S. Nordlicht and Helen S. Scott JTWROS, Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner Consultants Limited, Top River Assets Limited, Wang Gui Ying, Sun Li Ming and Wang Yi Jie (the “Shareholders”), pursuant to which the Shareholders have agreed to vote any shares of capital stock of eLong, Inc. held by each Shareholder for the election of directors and other matters in the manner provided in the Investors Agreement, including for the election of directors designated by Expedia Asia Pacific - Alpha Limited and for the election of the Chief Executive Officer of eLong, Inc. as a director. By virtue of the Investors Agreement, this Reporting Person may be deemed to beneficially own all of the Record Shares (as defined in Item 4(a)) and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

(3) Percentage includes only the Record Shares. Taking into account the 28,550,704 High-Vote Ordinary Shares and the vested options to purchase 39,535 ordinary shares, Expedia Asia Pacific - Alpha Limited controls approximately 94.9% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Expedia, Inc.
91-1996083

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Washington

	5.	Sole Voting Power
39,535 ordinary shares (4)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (4)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
39,535 ordinary shares (4)

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9% (5)

12.	Type of Reporting Person (See Instructions)
CO

(4) See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares held of record by Expedia Asia Pacific - Alpha Limited. Expedia, Inc., a Washington corporation (“Expedia Washington”), has ultimate voting and investment power over Expedia Asia Pacific - Alpha Limited, which is a party to the Investors Agreement. Therefore, Expedia Washington may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

(5) See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Expedia, Inc.
91-1996085

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

	5.	Sole Voting Power
39,535 ordinary shares (6)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (6)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
39,535 ordinary shares (6)

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9% (7)

12.	Type of Reporting Person (See Instructions)
CO

(6) See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares held of record by Expedia Asia Pacific - Alpha Limited. Expedia, Inc., a Delaware corporation (“Expedia Delaware”), has ultimate voting and investment power over Expedia Washington which has ultimate voting and investment power over Expedia Asia Pacific - Alpha Limited, which is a party to the Investors Agreement. Therefore, Expedia Delaware may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

(7) See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Barry Diller
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

	5.	Sole Voting Power
39,535 ordinary shares (8)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (8)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
39,535 ordinary shares (8)

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (8)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9% (9)

12.	Type of Reporting Person (See Instructions)
IN

(8) See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares held of record by Expedia Asia Pacific - Alpha Limited. Barry Diller is the Chairman and Senior Executive of Expedia Delaware. Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the “Expedia Stockholders Agreement”) relating to Expedia Delaware. Through his own holdings and the Expedia Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia Delaware’s stockholders (except with regard to certain specified matters). Therefore, Mr. Diller may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

(9) See footnote 3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Billable Development, Ltd.
No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
British Virgin Islands

	5.	Sole Voting Power
6,341 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
6,341 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
OO – a limited liability company

(10) Represents less than 1% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc.

(11) This Reporting Person is a party to the Investors Agreement. By virtue of the Investors Agreement, this Reporting Person may be deemed to beneficially own all of the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Xiaojian Zhong
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
Number of		6,341 ordinary shares (10)
Shares Beneficially
Owned by
Each	6.	Shared Voting Power
Reporting Person With		10,257,739 ordinary shares (12)

	7.	Sole Dispositive Power
6,341 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (12)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

(12) Mr. Zhong has the ultimate voting and investment power with respect to Billable Development, Ltd., a party to the Investors Agreement. Therefore, Mr. Zhong may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Lawrence Auriana
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

	5.	Sole Voting Power
3,911,111.12 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially Owned by		10,257,739 ordinary shares (11)
Each Reporting Person With
	7.	Sole Dispositive Power
0 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Sandgrain Securities Inc.
11-300-6260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

	5.	Sole Voting Power
0 ordinary shares

Number of
Shares	6.	Shared Voting Power
Beneficially Owned by		0 ordinary shares
Each Reporting Person With

	7.	Sole Dispositive Power
3,911,111.12 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,911,111.12 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
17.7%

12.	Type of Reporting Person (See Instructions)
BD

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Angelo Frank Perrone
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

	5.	Sole Voting Power
0 ordinary shares

Number of
Shares	6.	Shared Voting Power
Beneficially		0 ordinary shares
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
3,911,111.12 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,911,111.12 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
17.7%

12.	Type of Reporting Person (See Instructions)
BD

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Peter Lerner
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

	5.	Sole Voting Power
318,116.55 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
318,116.55 shares

	8.	Shared Dispositive Power
0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Ira S. Nordlicht & Helen S. Scott JTWROS
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

	5.	Sole Voting Power
97,777.78 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
97,777.78 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Purple Mountain Holding, Ltd.
No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
British Virgin Islands

	5.	Sole Voting Power
4,344,997.55 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
4,344,997.55 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Justin Tang
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ * Only with respect to the shared voting power under the Investors Agreement

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
4,651,247.55 ordinary shares(10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (13)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
4,651,247.55 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,563,989 ordinary shares (13)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
41.7%

12.	Type of Reporting Person (See Instructions)
IN

(13) Mr. Tang has the ultimate voting and investment power with respect to Purple Mountain Holding, Ltd., a party to the Investors
Agreement. Therefore, Mr. Tang may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Time Intelligent Finance Limited
No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
British Virgin Islands

	5.	Sole Voting Power
91,039 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 182,078 ordinary shares in the aggregate (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
91,039 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 182,078 ordinary shares in the aggregate

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Lee Zhang
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
91,039 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 182,078 ordinary shares in the aggregate (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (14)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
91,039 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 182,078 ordinary shares in the aggregate

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (14)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

(14) Mr. Zhang has the ultimate voting and investment power with respect to Time Intelligent Finance Limited, a party to the Investors Agreement. Therefore, Mr. Zhang may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Mind Trade Assets Limited
No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
British Virgin Islands

	5.	Sole Voting Power
470,000 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
470,000 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Richard Chen
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ * Only with respect to the shared voting power under the Investors Agreement

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
679,375 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (15)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
679,375 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,467,114 ordinary shares (15)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
41.4%

12.	Type of Reporting Person (See Instructions)
IN

(15) Mr. Chen has the ultimate voting and investment power with respect to Mind Trade Assets Limited, a party to the Investors Agreement. Therefore, Mr. Chen may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Gold Partner Consultants Limited
No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
British Virgin Islands

	5.	Sole Voting Power
181,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 362,150 ordinary shares in the aggregate (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
181,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 362,150 ordinary shares in the aggregate

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Faith Huang
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
181,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 362,150 ordinary shares in the aggregate (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (16)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
181,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 362,150 ordinary shares in the aggregate

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (16)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

(16) Ms. Huang has the ultimate voting and investment power with respect to Gold Partner Consultants Limited, a party to the Investors Agreement. Therefore, Ms. Huang may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Top River Assets Limited
No I.R.S. Identification Number

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
British Virgin Islands

	5.	Sole Voting Power
360,000 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
360,000 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
OO – a limited liability company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Frank Zheng
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ * Only with respect to the shared voting power under the Investors Agreement

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
528,750 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (17)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
528,750 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,426,489 ordinary shares (17)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
41.3%

12.	Type of Reporting Person (See Instructions)
IN

(17) Mr. Zheng has the ultimate voting and investment power with respect to Top River Assets Limited, a party to the Investors Agreement. Therefore, Mr. Zheng may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Wang Gui Ying
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
160 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
160 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Wang Yi Jie
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
85,472 ordinary shares (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
85,472 ordinary shares

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Sun Li Ming
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
People’s Republic of China

	5.	Sole Voting Power
40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 80,000 ordinary shares in the aggregate (10)

Number of
Shares	6.	Shared Voting Power
Beneficially		10,257,739 ordinary shares (11)
Owned by Each
Reporting
Person With	7.	Sole Dispositive Power
40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 80,000 ordinary shares in the aggregate

	8.	Shared Dispositive Power
0 ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,257,739 ordinary shares (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
40.9%

12.	Type of Reporting Person (See Instructions)
IN

     This Amendment No. 2 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2005, as amended by Amendment No. 1 filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2006.

Item 1.
	(a)	Name of Issuer
eLong, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
Block B, Xingke Plaza
10 Jiuxianqiao Zhonglu
Chaoyuag District
Beijing 100016
People’s Republic of China

Item 2.
	(a)	Name of Person Filing
Expedia Asia Pacific - Alpha Limited, (formerly known as IACT Asia Pacific Limited), Expedia Washington,
Expedia Delaware, Barry Diller, Billable Development, Ltd., Xiaojian Zhong, Lawrence Auriana, Sandgrain
Securities Inc., Angelo Frank Perrone, Peter Lerner, Ira S. Nordlicht & Helen S. Scott, JTWROS, Purple Mountain
Holding, Ltd., Justin Tang, Time Intelligent Finance Limited, Lee Zhang, Mind Trade Assets Limited, Richard Chen,
Gold Partner Consultants Limited, Faith Huang, Top River Assets Limited, Frank Zheng, Wang Gui Ying, Sun Li
Ming and Wang Yi Jie. The persons named in this paragraph are referred to individually herein as a “Reporting
Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence
Expedia Asia Pacific - Alpha Limited
c/o Expedia, Inc.
3150 139th Avenue SE
Bellevue, WA 98005
USA

Expedia, Inc. (Washington)
3150 139th Avenue SE
Bellevue, WA 98005

Expedia, Inc. (Delaware)
3150 139th Avenue SE
Bellevue, WA 98005

Barry Diller
c/o IAC/InterActiveCorp
152 West 57th Street, 42nd Floor
New York, NY 10019
USA

Billable Development, Ltd.
Room 1401, Hung Kei Mansion
8 Victoria Street
Central
Hong Kong

Xiaojian Zhong
Room 1401, Hung Kei Mansion
8 Victoria Street
Central
Hong Kong

Lawrence Auriana
140 E. 45th Street
43rd Floor

New York, NY 10017
USA

Sandgrain Securities Inc.
1050 Franklin Avenue
Suite 104
Garden City, NY 11530

Angelo Frank Perrone
c/o Sandgrain Securities Inc.
1050 Franklin Avenue
Suite 104
Garden City, NY 11530

Peter Lerner
Harbor Road, Harbor Acres
New York, NY 11050
USA

Ira S. Nordlicht & Helen S. Scott
c/o Nordlicht & Hand
645 Fifth Avenue
New York, NY 10022
USA

Purple Mountain Holding, Ltd.
3rd Floor, Xingke Plaza B
Jiu Xian Qian Middle Road
Chao Yang District
Beijing 10016
People’s Republic of China

Justin Tang
Suite 602, 603 & 604
Union Plaza
Chao Yang Men Wai Avenue
Beijing 10020
People’s Republic of China

Time Intelligent Finance Limited
Jianwai Soho 2-1605
39 East Third Ring Middle Road
Beijing 100022
People’s Republic of China

Lee Zhang
Suite 602, 603 & 604
Union Plaza
Chao Yang Men Wai Avenue
Beijing 10020
People’s Republic of China

Mind Trade Assets Limited
Suite 602, 603 & 604
Union Plaza
Chao Yang Men Wai Avenue
Beijing 10020
People’s Republic of China

Richard Chen
Suite 602, 603 & 604
Union Plaza

Chao Yang Men Wai Avenue
Beijing 10020
People’s Republic of China

Gold Partner Consultants Limited
Jianwai Soho 2-1605
39 East Third Ring Middle Road
Beijing 100022
People’s Republic of China

Faith Huang
Jianwai Soho 2-1605
39 East Third Ring Middle Road
Beijing 100022
People’s Republic of China

Top River Assets Limited
Suite 602, 603 & 604
Union Plaza
Chao Yang Men Wai Avenue
Beijing 10020
People’s Republic of China

Frank Zheng
Suite 602, 603 & 604
Union Plaza
Chao Yang Men Wai Avenue
Beijing 10020
People’s Republic of China

Wang Gui Ying
Suite 602, 603 & 604
Union Plaza
Chao Yang Men Wai Avenue
Beijing 10020
People’s Republic of China

Sun Li Ming
Suite 602, 603 & 604
Union Plaza
Chao Yang Men Wai Avenue Beijing 10020
People’s Republic of China

Wang Yi Jie
Suite 602, 603 & 604
Union Plaza
Chao Yang Men Wai Avenue
Beijing 10020
People’s Republic of China

(c)	Citizenship
The following Reporting Persons are limited liability companies organized under the laws of the British Virgin
Islands: Billable Development Ltd., Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade
Assets Limited, Gold Partner Consultants Limited and Top River Assets Limited.

The following Reporting Person is a limited liability company organized under the laws of the Cayman Islands:
Expedia Asia Pacific - Alpha Limited.

The following Reporting Persons are corporations organized under the laws of the state of Delaware: Sandgrain
Securities Inc. and Expedia, Inc. (Delaware).

The following Reporting Person is a corporation organized under the laws of the state of Washington: Expedia, Inc.
(Washington).

The following Reporting Persons are citizens of the United States: Barry Diller, Lawrence Auriana, Peter Lerner, Ira
S. Nordlicht & Helen S. Scott and Angelo Frank Perrone.

The following Reporting Persons are citizens of the People’s Republic of China: Xiaojian Zhong, Justin Tang, Richard
Chen, Lee Zhang, Faith Huang, Frank Zheng, Wang Gui Ying, Sun Li Ming and Wang Yi Jie.

(d)	Title of Class of Securities
Ordinary Shares, $.01 par value

(e)	CUSIP Number
290138205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a)	Amount beneficially owned:

Expedia Asia Pacific - Alpha Limited is the record owner of an option to purchase 699,517 ordinary shares of which options to purchase 39,535 are currently exercisable. By virtue of the fact that Expedia Washington has ultimate voting and investment power over Expedia Asia Pacific - Alpha Limited, Expedia Washington may be
deemed to beneficially own such option to purchase such ordinary shares. By virtue of the fact that Expedia
Delaware has ultimate voting and investment power over Expedia Washington, which has ultimate voting and investment power over Expedia Asia Pacific - Alpha Limited, Expedia Delaware may be deemed to beneficially own such option to purchase such ordinary shares. Barry Diller is the Chairman and Senior Executive of
Expedia Delaware. Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the
“Expedia Stockholders Agreement”) relating to Expedia Delaware. Through his own holdings and the Expedia
Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia Delaware’s stockholders (except with regard to certain specified matters). Therefore, Mr. Diller may be deemed to beneficially own the option to purchase 699,517 ordinary shares, of which 39,535 are currently exercisable, held by Expedia Asia Pacific - Alpha Limited.

Billable Development, Ltd. is the record owner of 6,341 ordinary shares. By virtue of the fact that Xiaojian Zhong holds ultimate investment and voting power over Billable Development, Ltd., Mr. Zhong may be deemed to beneficially own such ordinary shares.

Lawrence Auriana is the record owner of 3,911,111.12 ordinary shares. Such 3,911,111.12 ordinary shares held of record by Mr. Auriana are placed in a discretionary account with Sandgrain Securities Inc. with Angelo Frank
Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr.
Perrone may be deemed to beneficially own such 3,911,111.12 ordinary shares.

Peter Lerner is the record owner of 318,116.55 ordinary shares.

Ira S. Nordlicht & Helen S. Scott JTWROS are the record owners of 97,777.78 ordinary shares.

Purple Mountain Holding, Ltd. is the record owner of 4,344,997.55 shares, which includes 1,438,747.55 ordinary shares and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd.
that are vested or that will vest within 60 days from December 31, 2006. By virtue of the fact that Justin Tang holds ultimate investment and voting power over Purple Mountain Holding, Ltd., Mr. Tang may be deemed to beneficially own such ordinary shares. In addition, Mr. Tang holds 306,250 ordinary shares issuable upon the exercise of options that are vested or that will vest within 60 days from December 31, 2006.

Time Intelligent Finance Limited is the record owner of 91,039 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 182,078 ordinary shares in the aggregate. By virtue of the fact that Lee
Zhang holds ultimate investment and voting power Time Intelligent Finance Limited, Mr. Zhang may be deemed to beneficially own such American depository shares.

Mind Trade Assets Limited is the record owner of 470,000 ordinary shares, and by virtue of the fact that Richard
Chen holds ultimate investment and voting power over Mind Trade Assets Limited, Mr. Chen may be deemed to beneficially own such ordinary shares. In addition, Mr. Chen holds 209,375 ordinary shares issuable upon the exercise of options that are vested and/ or will vest within 60 days from December 31, 2006.

Gold Partner Consultants Limited is the record owner of 181,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 362,150 ordinary shares in the aggregate. By virtue of the fact that
Faith Huang holds ultimate investment and voting power over Gold Partner Consultants Limited, Ms. Huang may be deemed to beneficially own such ordinary shares.

Top River Assets Limited is the record owner of 360,000 ordinary shares. By virtue of the fact that Frank Zheng holds ultimate investment and voting power over Top River Assets Limited, Mr. Zheng may be deemed to beneficially own such ordinary shares. In addition, Mr. Zheng holds 168,750 ordinary shares issuable upon the exercise of options that are vested or will vest within 60 days from December 31, 2006.

Wang Gui Ying is the record owner of 160 ordinary shares.

Wang Yi Jie is the record owner of 85,472 ordinary shares.

Sun Li Ming is the record owner of 40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 80,000 ordinary shares in the aggregate.

All ordinary shares and options to purchase ordinary shares referenced above (except for the options to purchase ordinary shares held by Messrs. Tang, Chen and Zheng) are collectively referred to herein as the “Record Shares.”

Each of the Reporting Persons (except for Sandgrain Securities Inc. and Perrone) shares voting power of the Record
Shares owned by the other Reporting Persons (except for Sandgrain Securities Inc. and Perrone) by virtue of the
Investors Agreement and with respect to Expedia Washington, Expedia Delaware and Barry Diller, and Messrs.
Tang, Zhong, Zhang, Chen, Zheng and Ms. Huang, by virtue of the fact that they have direct or indirect ultimate investment and voting power over Expedia Asia Pacific - Alpha Limited, Purple Mountain Holding, Ltd., Billable
Development, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Top River Assets Limited and
Gold Partner Consulting Limited, respectively. Therefore, each Reporting Person (except for Sandgrain Securities
Inc. and Perrone) may be deemed to beneficially own all of the Record Shares.

Each Reporting Person disclaims beneficial ownership of ordinary shares and options to purchase ordinary shares referred to herein except for the ordinary shares and options, if any, such Reporting Person holds of record.

(b)	Percent of class:
Each Reporting Person except for Sandgrain Securities Inc. and Messrs. Perrone, Tang, Chen and Zheng: 40.9%.
Sandgrain Securities Inc. and Mr. Perrone: 17.7%.
Justin Tang: 41.7%.
Richard Chen: 41.5%
Frank Zheng: 41.3%

The foregoing percentages are calculated based on 25,054,410 ordinary shares of eLong, Inc. issued and outstanding as of December 31, 2006, as adjusted pursuant to Rule 13d-3(d)(1).

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

39,535 ordinary shares for Expedia Asia Pacific - Alpha Limited, Expedia Washington, Expedia Delaware
and Barry Diller.*

6,341 ordinary shares for Billable Development and Xiaojian Zhong.

3,911,111.12 ordinary shares for Lawrence Auriana.

0 ordinary shares for Sandgrain Securities Inc. and Perrone.

318,116.55 ordinary shares for Peter Lerner.

97,777.78 ordinary shares for Ira S. Nordlicht & Helen S. Scott JTWROS.

4,344,997.55 ordinary shares for Purple Mountain Holding, Ltd. and 4,651,247.55 ordinary shares for Justin
Tang.

91,039 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 182,078 ordinary shares in the aggregate for Time Intelligent Finance Limited and Lee Zhang.

470,000 ordinary shares for Mind Trade Assets Limited and 591,875 ordinary shares for Richard Chen.

181,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or
362,150 ordinary shares in the aggregate for Gold Partner Consultants Limited and Faith Huang.

360,000 ordinary shares for Top River Assets Limited and 528,750 ordinary shares for Frank Zheng.

160 ordinary shares for Wang Gui Ying.
85,472 ordinary shares for Wang Yi Jie.
40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 80,000 ordinary shares in the aggregate for Sun Li Ming.
* See also footnotes 1 and 3 for a description of Expedia Asia Pacific - Alpha Limited’s ownership of 28,550,704 High-Vote
Ordinary Shares.

(ii)	Shared power to vote or to direct the vote
10,257,739 ordinary shares for each Reporting Person except for Sandgrain Securities Inc. and Perrone.

(iii)	Sole power to dispose or to direct the disposition of
39,535 ordinary shares for Expedia Asia Pacific - Alpha Limited, Expedia Washington, Expedia Delaware
and Barry Diller.*
6,341 ordinary shares for Billable Development and Xiaojian Zhong.
0 ordinary shares for Lawrence Auriana.
3,911,111.12 ordinary shares for Sandgrain Securities Inc. and Mr. Perrone.
318,116.55 ordinary shares for Peter Lerner.
97,777.78 ordinary shares for Ira S. Nordlicht & Helen S. Scott JTWROS.
4,344,997.55 ordinary shares for Purple Mountain Holding, Ltd. and 4,651,247.55 ordinary shares for Justin
Tang.
91,039 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 182,078 ordinary shares in the aggregate for Time Intelligent Finance Limited and Lee Zhang.
470,000 ordinary shares for Mind Trade Assets Limited and 591,875 ordinary shares for Richard Chen.
181,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or
362,150 ordinary shares in the aggregate for Gold Partner Consultants Limited and Faith Huang.
360,000 ordinary shares for Top River Assets Limited and 528,750 ordinary shares for Frank Zheng.
160 ordinary shares for Wang Gui Ying.
85,472 ordinary shares for Wang Yi Jie.
40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 80,000 ordinary shares in the aggregate for Sun Li Ming.
* See also footnotes 1 and 3 for a description of Expedia Asia Pacific - Alpha Limited’s ownership of
28,550,704 High-Vote Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of
0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 13, 2007

Expedia Asia Pacific - Alpha Limited

By:	/s/ Dara Khosrowshahi
Name: Dara Khosrowshahi
Title: Director

Expedia, Inc. (Washington)

By:	/s/ Burke F. Norton
Name: Burke F. Norton
Title: Executive Vice President, General Counsel &
Secretary

Expedia, Inc. (Delaware)

By:	/s/ Burke F. Norton
Name: Burke F. Norton
Title: Executive Vice President, General Counsel &
Secretary

/s/ Barry Diller
Barry Diller

Billable Development, Ltd.

By:	*
Name:
Title:

*
Xiaojian Zhong

*
Lawrence Auriana

Sandgrain Securities Inc.

By:	*
Name:
Title:

*
Angelo Frank Perrone

*
Peter Lerner

*
Ira S. Nordlicht and Helen S. Scott JTWROS

Purple Mountain Holding, Ltd.

By: *
Name:
Title:

*
Justin Tang

Time Intelligent Finance Limited

By: *
Name:
Title:

*
Lee Zhang

Mind Trade Assets Limited

By: *
Name:
Title:

*
Richard Chen

Gold Partner Consultants Limited

By: *
Name:
Title:

*
Faith Huang

Top River Assets Limited

By: *
Name:
Title:

*
Frank Zheng

*
Wang Gui Ying

*
Sun Li Ming

*
Wang Yi Jie

*By: /s/ Justin Yue Tang
Name: Justin Yue Tang
Title: Attorney-in-Fact

     Except with respect to Expedia Asia Pacific - Alpha Limited, Expedia Washington, Expedia Delaware and Barry Diller, this Amendment is executed pursuant to a Power of Attorney, filed with the Securities and Exchange Commission on February 14, 2005, in connection with a Schedule 13G for eLong, Inc., which Power of Attorney is incorporated herein by reference, and a copy of which is attached hereto as Exhibit 3.

Exhibit 1

Identity of Group Members

The members of the group filing this Amendment pursuant to §240.13d-1(d) are as follows:

1. Expedia Asia Pacific - Alpha Limited

2. Expedia Washington

3. Expedia Delaware

4. Barry Diller

5. Billable Development, Ltd.

6. Xiaojian Zhong

7. Lawrence Auriana

8. Peter Lerner

9. Ira S. Nordlicht and Helen S. Scott JTWROS

10. Purple Mountain Holding, Ltd.

11. Justin Tang*

12. Time Intelligent Finance Limited

13. Lee Zhang

14. Mind Trade Assets Limited

15. Richard Chen

16. Gold Partner Consultants Limited

17. Faith Huang

18. Top River Assets Limited

19. Frank Zheng

20. Wang Gui Ying

21. Sun Li Ming

22. Wang Yi Jie

* Only with respect to the voting power under the Investors Agreement.

Exhibit 2

AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended of certain Ordinary Shares, $.01 par value, of eLong Inc. (“Ordinary Shares”).

NOW, THEREFORE,

1.           The undersigned acknowledge and agree that the foregoing amended and restated statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 13 day of February, 2007.

Expedia Asia Pacific - Alpha Limited

By:	/s/ Dara Khosrowshahi
Name: Dara Khosrowshahi
Title: Director

Expedia, Inc. (Washington)

By:	/s/ Burke F. Norton
Name: Burke F. Norton
Title: Executive Vice President, General Counsel & Secretary

Expedia, Inc. (Delaware)

By:	/s/ Burke F. Norton
Name: Burke F. Norton
Title: Executive Vice President, General Counsel & Secretary

/s/ Barry Diller
Barry Diller

Billable Development, Ltd.

By:	*
Name:
Title:

*
Xiaojian Zhong

*
Lawrence Auriana

Sandgrain Securities Inc.

By:	*
Name:
Title:

*
Angelo Frank Perrone

*
Peter Lerner

*
Ira S. Nordlicht and Helen S. Scott JTWROS

Purple Mountain Holding, Ltd.

By: *
Name:
Title:

*
Justin Tang

Time Intelligent Finance Limited

By: *
Name:
Title:

*
Lee Zhang

Mind Trade Assets Limited

By: *
Name:
Title:

*
Richard Chen

Gold Partner Consultants Limited

By: *
Name:
Title:

*
Faith Huang

Top River Assets Limited

By: *
Name:
Title:

*
Frank Zheng

*
Wang Gui Ying

*
Sun Li Ming

*
Wang Yi Jie

*By: /s/ Justin Yue Tang
Name: Justin Yue Tang
Title: Attorney-in-Fact

     Except with respect to Expedia Asia Pacific - Alpha Limited, Expedia Washington, Expedia Delaware and Barry Diller, this Agreement is executed pursuant to a Power of Attorney, filed with the Securities and Exchange Commission on February 14, 2005, in connection with a Schedule 13G for eLong, Inc., which Power of Attorney is incorporated herein by reference, and a copy of which is attached hereto as Exhibit 3.

Exhibit 3

AGREEMENT AND POWER OF ATTORNEY

     WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended of certain Ordinary Shares, $.01 par value, of eLong Inc. (“Ordinary Shares”).

     NOW, THEREFORE,

     1. The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

     2. The undersigned (except for IACT Asia Pacific Limited, Expedia, Inc., IAC/InterActiveCorp and Barry Diller) hereby severally constitute and appoint Justin Yue Tang and Derek Palaschuk and each of them singly, our true and lawful attorneys, with full power to them, and each of them to sign for us, and in our names and in the capacities indicated below, the Schedule 13G relating to the Ordinary Shares owned by us and any and all amendments thereto filed or to be filed with the Securities and Exchange Commission with respect to any agreement entered into by us relating to the Ordinary Shares owned by us, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to said Schedule 13G and any and all amendments thereto.

     This Power of Attorney shall remain in full force and effect until each of the undersigned who are giving this Power of Attorney are no longer required to file a Schedule 13G or any amendments thereto with respect to the undersigneds’ beneficial ownership of the Ordinary Shares of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys.

      IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 14th day of February, 2005.

IACT Asia Pacific Limited

By:	/s/ Keenan Conder
Name: Keenan Conder
Title: Director

Expedia, Inc.

By:	/s/ Keenan Conder
Name: Keenan Conder
Title: SVP, General Counsel & Secretary

IAC/InterActiveCorp

By:	/s/ Greg Blatt
Name: Greg Blatt
Title: SVP, General Counsel & Secretary

/s/ Barry Diller
Barry Diller

IN WITNESS WHEREOF, this Agreement and Power of Attorney has been signed as of the 14th day of February, 2005.

Billable Development, Ltd.

By: /s/ Xiaojian Zhong
Name: Xiaojian Zhong
Title:

/s/ Xiaojian Zhong
Xiaojian Zhong

/s/ Lawrence Auriana
Lawrence Auriana

Sandgrain Securities Inc.

By: /s/ Authorized Representative
Name:
Title:

/s/ Angelo Frank Perrone
Angelo Frank Perrone

/s/ Peter Lerner
Peter Lerner

/s/ Ira S. Nordlicht and Helen S. Scott
Ira S. Nordlicht and Helen S. Scott JTWROS

Purple Mountain Holding, Ltd.

By: /s/ Justin Tang
Name: Justin Tang
Title:

/s/ Justin Tang
Justin Tang

Time Intelligent Finance Limited

By: /s/ Lee Zhang
Name: Lee Zhang
Title:

/s/ Lee Zhang
Lee Zhang

Mind Trade Assets Limited

By: /s/ Richard Chen
Name: Richard Chen
Title:

/s/ Richard Chen

Richard Chen

Gold Partner Consultants Limited

By: /s/ Faith Huang
Name: Faith Huang
Title:

/s/ Faith Huang
Faith Huang

Top River Assets Limited

By: /s/ Frank Zheng
Name: Frank Zheng
Title:

/s/ Frank Zheng
Frank Zheng

/s/ Wang Gui Ying
Wang Gui Ying

/s/ Sun Li Ming
Sun Li Ming

/s/ Wang Yi Jie
Wang Yi Jie

/s/ Pan Dai
Pan Dai